EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of The Bank of New York Company, Inc. (the “Company”), BNY Capital VI, BNY Capital VII, BNY Capital VIII, BNY Capital IX and BNY Capital X for the registration of an indeterminate amount of Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Trust Preferred Securities and Guarantees, and to the incorporation by reference therein of our reports dated February 22, 2006, with respect to the consolidated financial statements and schedules of the Company, management’s assessment of the effectiveness of internal control over financial reporting, included in the Company’s Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/S/ ERNST & YOUNG LLP
New York, New York
May 30, 2006